Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2006

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") announcing that the Company has entered into a long term time charter agreement for MV Sideris GS and has signed a loan agreement for pre-delivery financing of two previously announced Capesize newbuildings.

                                                                Exhibit 1

                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        Email: izafirakis@dianashippinginc.com
For Immediate Release
                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        Email: ed.nebb@eurorscg.com


              DIANA SHIPPING INC. ANNOUNCES LONG TERM TIME CHARTER
                          AGREEMENT FOR MV SIDERIS GS
                                       AND
             SIGNING OF LOAN AGREEMENT FOR PRE-DELIVERY FINANCING OF
                 TWO PREVIOUSLY-ANNOUNCED CAPESIZE NEWBUILDINGS


ATHENS, GREECE, November 7, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has entered into a time charter contract with BHP Billiton Marketing AG for its Capesize dry bulk carrier, the Sideris GS, for a four-year period with a one year extension at the charterer's option. For the initial period of 47 to 49 months the gross daily charter hire rate will be $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year. The charterer has the option to employ the vessel for a further 11-13 month period at a daily charter rate of $48,500. The charter is expected to commence shortly after the delivery of the vessel to Diana Shipping by the yard, which the Company expects to be between December 1 and December 7, 2006.

During the initial four-year fixed period of the charter, this employment is expected to generate approximately US$57 million of revenues for Diana Shipping. If the optional period for the fifth year is exercised, the aggregate revenues generated by this charter are expected to be approximately US$74 million.

Diana Shipping Chairman and Chief Executive Officer,  Simeon Palios,  commented:
"We are proud to announce this new long term time charter fixture with BHP Billiton which is consistent with our stated policy of establishing and expanding relationships with first class customers. We believe that the significant cash flow generation through this time charter contract will enhance Diana Shipping's dividend paying ability while at the same time offering shareholders greater earnings visibility by increasing contracted days for 2007 and extending this effect through 2010-2011."

The Sideris GS is a 175,000 dwt Capesize dry bulk carrier currently under construction, and is expected to be delivered in December 2006.

Loan Agreement

The Company also announced that it has signed a Loan Agreement with Fortis Bank for a secured term loan of $60.2 million, which the Company will use to finance the pre-delivery installments of the two newbuilding Capesize dry bulk carriers to be constructed by Shanghai Waigaoqiao Shipbuilding Co., Ltd. Diana Shipping expects to take delivery of the vessels during the second quarter of 2010. Diana Shipping's plans to assume the shipbuilding contracts for the two Capesize vessels, as well as a Commitment Letter from Fortis Bank for the pre-delivery financing, were previously announced in September 2006.

Under this Loan Agreement, principal repayments are scheduled upon delivery of the vessels. The interest on this facility during the construction period will be capitalized and included in the construction cost of the vessels. Interest payments will not affect the Company's calculation of the quarterly dividends per share.

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DIANA SHIPPING INC.
                                                  (registrant)


Dated:  November 8, 2006                      By:  /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President



SK 23159 0002 719575